News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SEA	March 27, 2024

Seabridge Gold Files 2023 Annual Information Form, Year End

Audited Financial Statements and MD&A

Toronto, Canada… Seabridge Gold announced today that it has filed its Annual Information Form, Audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2023 on SEDAR (www.sedarplus.ca).  These documents are also available on the Company's website at https://www.seabridgegold.com/investors/financial-reports. Seabridge's Form 40-F will be filed shortly with the SEC on EDGAR (www.sec.gov/). The Company's Shareholders may, upon written request, receive a hard copy of the Company's complete 2023 audited consolidated financial statements free of charge.

Financial Results

During the year ended December 31, 2023 Seabridge posted a net loss of $29.3 million ($0.35 per share) compared to a net loss of $7.4 million ($0.09 per share) for the previous 12 month period. During 2023, Seabridge invested $69.7 million in mineral interests, compared to $55.1 million in 2022. At December 31, 2023, net working capital was $54.5 million compared to $88.4 million at December 31, 2022.

The reported net loss for 2023 was mostly due to a non-cash $29.7 million loss associated with the remeasurement of the Secured Note liabilities that are structured to convert into royalties at KSM upon commercial production. Under IFRS, remeasurement of the Secured Note liabilities result in changes in the fair value at each reporting date, due to changes in input variables such as market interest rates and metal prices. However, these changes in fair value are unrealized. The Secured Notes will either be put back to the Company at the prescribed amount under the rights of the noteholders, or they will be exchanged for the prescribed royalties at maturity. For details on the accounting for the secured notes please see Note 12 to the 2023 Audited Financial Statements.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal assets, the KSM project, and its Iskut project are located in British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292  www.seabridgegold.com